Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Fox News interview between Laura Ingraham (host) and Devin Nunes (taped on June 16, 2022 and aired on June 17, 2022).

Laura Ingraham: Now, last night we told you about the new front being opened by the Biden administration in the war on speech, and it seems that the DHS and the NSC aren’t the only government agencies that want in. Now it’s the SEC, also known as the Securities and Exchange Commission, that has reportedly requested information from a business partner of Donald Trump’s social media company, Truth Social. Now, the filing could reportedly materially delay, materially impede, or prevent what is the consummation of this Business Combination over at Truth Social, so we decided to go to Devin Nunes, CEO of Trump Media and Technology Group, Devin, um, what’s going on here with the timing of the SEC’s inquiry that you can share with us tonight?

Devin Nunes: Well, you know Laura, thank you, and look, we’re all for transparency here at Truth Social, Trump Media Group, we don’t have anything to hide, we’ll answer any question that they have, and we want to be treated like every other company. You may remember that it wasn’t Donald Trump that needed a new company, it was only caused because Donald Trump was kicked off of social media, along with those of us that were also shadow banned, or censored and everything else, and look, it’s always this thing where the Left always tells us: “well, if you don’t like these social media companies, Big Tech companies, you’re conservatives. Just go out and start your own company.” Well look, that’s what we’re doing. Donald Trump didn’t need a new company. I didn’t need a new job. We’re trying to open the internet back up for the American people and give the people their voice back, and we expected to be treated fairly, like any other company should be treated.

Laura Ingraham: Are you concerned at this point, with this inquiry about this new business partnership of yours, that you’re not being treated fairly vis a vis other corporations that don’t have any association with conservatism?

Devin Nunes: Look, we don’t know, because, you know, we filed publicly, everything transparent, with the SEC a month ago, and they should be producing comments that would be made public, we’ll answer them all publicly, and remember, the SEC’s charter’s very clear. It’s there to protect the shareholders. And look, the best thing to protect shareholders is to have a speedy process that gets done in normal fashion so that we don’t have some bureaucracy…

Laura Ingraham: Weaponizing all branches of government, every agency in the federal government, it’s truly terrifying, and we’re paying for it by the way. Now, I want to play a leaked video, Devin, from Project Veritas, from Elon Musk, from yesterday’s town hall with Twitter employees. Watch.

*Video of Elon Musk addressing Twitter employees plays. Musk stresses importance of free speech.*

Laura Ingraham: Devin, would Musk’s Twitter acquisition be a threat to the power of Truth Social?

Devin Nunes: Well, actually, President Trump and myself have been very clear. We’re all for it, right. The mission of our company is to open the internet back up, and what we’ve said from the very beginning, you know, if Elon Musk can buy that company, plus Instagram, TikTok, whoever he can buy, would be a hell of a lot better than what we have today. And, so, you know, look, he’s got a tough job there, it’s not going to be easy, I mean that whole video was very, very strange. I saw several of the questions, and I think it’s going to be a tough time because the people that work there are just so woke, and they don’t even understand what they’re doing is wrong. And, you know that’s why, look, yesterday, it was very interesting, we had Governor Newsom of California join Truth Social. And, look, I welcomed him there. Now, Newsom and I, we don’t agree on anything in California, but we’re happy that he joined. I mean, we want him to be there. He put up a critical video of republican policies, what he believes are bad republican policies, and that’s what it should be all about. Look, that’s what we’re doing at Truth Social, is we’re letting everyone on, we’re not censoring for political purposes, and look, we’re not going to kick Governor Newsom off. He’s free to be there and we invite other democrats to join.

Laura Ingraham: Yeah, well Congressman, there was all these media reports that you all were booting people off Truth Social if, you know, allegedly banning them if they disagreed on issues regarding January 6th or the January 6th hearings. I’m going to give you the opportunity to answer this: is there any truth to that claim against you?

Devin Nunes: No, it’s actually zero. So every day, it’s almost like I feel we’re back in the Russia hoax, at the height of the Russia hoax, where you get 95 stories a day that you don’t even have enough time in the day to dispute them, but this one was clear that they were doctored posts that went to Twitter, and then the stupid fake news media went and wrote stories, so ones writes a story, then another writes a story, then another writes a story, and it’s like, what the hell are you talking about? We couldn’t find any of it. We looked for it, couldn’t find it.

Laura Ingraham: Yeah, I think it was actually good that Newsom came on, joined Truth Social, and posted a video. That’s what the first amendment’s all about. That’s what our country’s all about. Having debates, free and open exchange of ideas, I thought that was a really great development. I welcome that. Devin, it’s great to see you as always.

Devin Nunes: Thanks Laura.

Laura Ingraham: Alright, thanks so much.

*end of interview*

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, and as it may further be amended or supplemented from time to time, the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) those factors discussed in Digital World’s filings with the SEC, including the registration statement on Form S-4 (initially filed with the SEC on May 16, 2022 and as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that have been described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement that has been filed with the SEC, which also contains the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World intends to file with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.